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                                                               EXHIBIT 99.p-3



                    LEND LEASE REAL ESTATE INVESTMENTS, INC.

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      Policy Regarding "Access Persons" of Registered Investment Companies




         Any employee, officer or director of Lend Lease Real Estate Investments, Inc. ("Lend Lease") who is an "access person" of an investment company (a "Fund") registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as defined in Rule 17j-1 under the 1940 Act (the "Rule") shall be subject to the Fund's code of ethics adopted pursuant to the Rule (a "Code") as administered by the Fund in addition to the Lend Lease Insider Trading Policy and Procedures. Lend Lease management views seriously any violation of a Fund Code. Any such violation shall constitute grounds for disciplinary action, including loss of job.